Exhibit 99.4

MANULIFE FINANCIAL CORPORATION Annual and Special Meeting of Common Shareholders to be held on Thursday, May 7, 2009

Shareholder Proxy Form

This proxy is solicited on behalf of management of Manulife Financial Corporation (the “Company”).

The undersigned shareholder of the Company hereby appoints Dominic D’Alessandro, President and Chief Executive Officer, or failing him, Donald A. Guloien, Senior Executive Vice President and Chief Investment Officer, or failing him, Gail C. A. Cook-Bennett, Chair of the Board, with full power of substitution, or instead of any of them,                                                                                                                                                , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting of common shareholders of the Company to be held at 11:00 a.m. Eastern Time on Thursday, May 7, 2009 at the Head Office of the Company, 200 Bloor Street East, International Room, Toronto, Ontario, Canada, and at all adjournments thereof, and are specifically directed to vote the common shares represented by this proxy upon the following matters.

Where no choice is specified, the proxyholders designated by management intend to vote FOR items 1, 2 and 3 and AGAINST all Shareholder Proposals listed in item 4.

1. Election of Directors

The Directors and management recommend shareholders vote FOR all nominees.

The proposed nominees are:

		FOR	WITHHOLD
01	John M. Cassaday	☐	☐
02	Lino J. Celeste	☐	☐
03	Gail C. A. Cook-Bennett	☐	☐
04	Thomas P. d’Aquino	☐	☐
05	Richard B. DeWolfe	☐	☐
06	Robert E. Dineen, Jr.	☐	☐
07	Pierre Y. Ducros	☐	☐
08	Donald A. Guloien	☐	☐
09	Scott M. Hand	☐	☐
10	Robert J. Harding	☐	☐
11	Luther S. Helms	☐	☐
12	Thomas E. Kierans	☐	☐
13	Lorna R. Marsden	☐	☐
14	Hugh W. Sloan, Jr.	☐	☐
15	Gordon G. Thiessen	☐	☐

2. Appointment of Auditors

The Directors and management recommend shareholders vote FOR this item.

	FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors	☐	☐

3. Amendments to By-Law No. 2

The Directors and management recommend shareholders vote FOR this item.

	FOR	AGAINST
Amendments to By-Law No. 2 creating Class 1 Shares	☐	☐

4. Shareholder Proposals

The Directors and management recommend shareholders vote AGAINST these items.

	FOR	AGAINST
Proposal No. 1	☐	☐
Proposal No. 2	☐	☐
Proposal No. 3	☐	☐

Please Sign and Return this Proxy Form

To be valid, this proxy must be signed and received by the Company’s transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, no later than 5:00 p.m. Eastern Time on Tuesday, May 5, 2009 or, if the meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the meeting is adjourned. This proxy revokes and supersedes all proxies of earlier dates.

Dated this                      day of                                                       , 2009.

Signature of Shareholder/Authorized Officer

Name of Shareholder (Please PRINT clearly)

Three ways to Vote. See Reverse.        ð

MANULIFE FINANCIAL CORPORATION Annual and Special Meeting of Common Shareholders to be held on Thursday, May 7, 2009

Proxy Information

This proxy confers discretionary authority on the proxy named herein to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting in such manner as such proxy in his or her judgment may determine.

A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy. Such right may be exercised by filling in the name of the other person in the blank space provided; such other person need not be a shareholder.

Notes

•

This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

•

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided. This proxy must be signed by the legal representative in the space provided with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.

•

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of an intermediary (for example a bank, trustee or securities broker) or in the name of a depository of which the intermediary is a participant. Non-Registered Holders should, in particular, review the section of the Proxy Circular entitled “Voting Information—Voting by Non-Registered Shareholders” and carefully follow the instructions of their intermediaries.

•

If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if more than one of them are present or represented by proxy, they must vote together in respect of that share.

•	All shareholders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

•	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.

•	Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope.

Voting Instructions

Manulife Financial Corporation offers three ways to cast your vote. Choose whichever method is easiest for you.

Option 1 – MAIL

To vote by Mail from anywhere in the world

1.	Complete the front of this form.
2.	Sign and return the form in the enclosed envelope.

Option 2 – INTERNET

To vote by Internet from anywhere in the world

1.	Go to the website www.eproxyvoting.com/mfc
2.	Follow the instructions on the screen.
3.	You will be required to enter the 13-digit control number located on the front of this form.

Option 3 – TELEPHONE

To vote by Telephone from Canada or the United States

1.	Using a touch-tone telephone, call toll free at 1-866-626-4523.
2.	Follow the voice instructions.
3.	When prompted, enter the 13-digit control number located on the front of this form.

Request for Financial Statements

If you wish to receive the financial statements and MD&A for the next year by mail, you must check the appropriate box below.

I wish to receive the Interim Financial Statements and MD&A	☐

I wish to receive the Annual Financial Statements and MD&A	☐

You may also make your request online at www.cibcmellon.com/ financialstatements. Our Company code number is 4658A.